Exhibit 12.2
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In thousands, except ratio)

	Year Ended December 31,
	2010		2009	2008		2007	2006
Combined fixed charges and preferred stock dividends, as defined by the Securities and
Exchange Commission:

Interest expensed and capitalized	$123,633		$123,833	$134,958		$124,299	$135,819
Amortization of debt premium, discount and expenses	4,627		5,430	6,386		6,566	4,729
Interest from discontinued operations (including capitalized interest)	-		1,027	13,758		12,546	11,790
Estimated interest factor of lease rental charges	6,888		7,034	7,894		8,804	7,124
Preferred dividend requirements of subsidiary	1,075		759	689		556	798
Total Fixed Charges	$136,223		$138,083	$163,685		$152,771	$160,260

Preferred stock dividend requirements	$4,865		$4,865	$1,216		$-	$-

Total Combined Fixed Charges and Preferred Stock Dividends	$141,088		$142,948	$164,901		$152,771	$160,260

Earnings, as defined by the Securities and Exchange
Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$(63,379)		$94,751	$(388,381)		$63,112	$164,018
(Earnings) loss of equity investee	15,223		30,145	29,687		(7,581)	-
Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	(48,156)		124,896	(358,694)		55,531	164,018
Fixed charges as above	136,223		138,083	163,685		152,771	160,260
Interest capitalized	(3,401)		(7,743)	(8,849)		(10,740)	(6,503)
Non-controlling interest in earnings of Valencia	(13,563)		(11,890)	(7,179)		-	-
Preferred dividend requirements of subsidiary	(1,075)		(759)	(689)		(556)	(798)

Earnings Available for Combined Fixed Charges and Preferred Stock Dividends	$70,028		$242,587	$(211,726)		$197,006	$316,977

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.50	1	1.70	N/M	2	1.29	1.98

1 The shortfall in the earnings available for combined fixed charges and preferred stock divendends to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.00 amounted to $71.1 million for the year ended December 31, 2010.  Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR's investment in an equity investee.  If that loss were excluded, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.83.

2 The ratio of earnings to combinded fixed charges and preferred stock dividends for the year ended December 31, 2008 is not meaningful since earnings available for combined fixed charges and preferred stock dividends is negative.  The shortfall in the earnings available for combined fixed charges and preferred stock dividends to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.00 amounted to $376.6 million for the year ended December 31, 2008.